Infrastructure Developments Corp.

299 S Main Street, 13th Floor

Salt Lake City, UT  84111

Pamela Long

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C.

January 29, 2015

Re: Response to your comments on Infrastructure Developments Corp., Amendment No. 2 to Form 8-K filed November 12, 2014, and Form 10-Q for the Fiscal Quarter Ended September 30, 2014, filed November 9, 2014, File No. 000-52936

Dear Pamela Long and Craig Slivka,

In this response letter and in our amended filings we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Form 8-K Filed November 12, 2014

General

1.  Your Form 8-K was not signed by Mr. Montandon.  When filing your amendment, please make sure the report is signed.

Response –

            We have filed the accompanying amendment signed by Mr. Montandon.

2.  You appear to have removed all page numbers.  Please include page numbers on your next amended Form 8-K filing.

Response –

            We have filed the accompanying amendment with page numbers.

1

Item 3. Properties

3.  We note your response to comment no. 4 in our letter dated October 27, 2014.  Your office lease, referenced as Exhibit 10.12, is not included in your Form 8-K filed on November 12, 2014.  Your office lease appears to be filed as an exhibit to your Form 8-K filed on October 14, 2014.  Please update your exhibit list to incorporate by reference the office lease from your Form 8-K filed on October 14, 2014.

Response –

We have updated our exhibit list to incorporate by reference the office lease from our Form 8-K filed on October 14, 2014.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

4.  Please amend your Form 10-Q to address the requirements in Article 8 of Regulation S-X for presenting separate financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the periods required to be presented prior to the acquisition date of June 25, 2014, with successor financial statements for the period subsequent to the acquisitions date reflecting ASC 805 acquisition accounting for Orbis Real Estate LLC.  Please refer to comment 38 in our letter dated September 2, 2014, along with your response in your letter dated October 14, 2014.  Please also refer to comment 7 in our letter dated October 27, 2014, along with your response letter dated November 12, 2014.

Response –

            We will file the amended Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014, to address the requirements in Article 8 of Regulation S-X for presenting separate financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the periods required to be presented prior to the acquisition date of June 25, 2014, with successor financial statements for the period subsequent to the acquisitions date reflecting ASC 805 acquisition accounting for Orbis Real Estate LLC.

/s/ Eric Montandon

Eric Montandon, CEO

2